Exhibit 99.1

LATAM group has transported 13.5 million passengers in the first two months of this year

The group transported more than 2 million additional passengers between January and February of this year, which represents an increase of 20.6% compared to the same period of 2023.

Operating statistics for February 2024

March 8, 2024 - LATAM group reported its operating statistics for February 2024, in which it notes transporting more than 13.5 million passengers between January and February 2024, an increase of 20.6% compared to the same period of 2023.

In February, LATAM group transported 6.4 million passengers, which represents a 23.1% increase compared to the same month in 2023. During this period, the group transported 33.5% more international passengers than February of the previous year, 30.8% more domestic passengers from the affiliates of Chile, Colombia, Ecuador, and Peru, and 12.4% more passengers from the Brazilian affiliate.

In the second month of the year, the increase in consolidated capacity measured in available seat - kilometers (ASK) was 21.3% compared to February 2023, explained by a 27.3% growth in the domestic capacity of the affiliates of Chile, Colombia, Peru, and Ecuador, a 27.0% increase in the international segment, and a 10.0% increase in the Brazilian affiliate’s domestic capacity, surpassing the historically offered capacity by said affiliate in the same period in previous years.

Consolidated passenger traffic, measured in revenue - passenger kilometers (RPK), increased by 24.9% compared to February 2023, driven by an increase of 32.7% in international demand, a 27.7% increase in demand of the domestic markets of Chile, Colombia, Peru, and Ecuador, and an 11.6% increase in domestic demand of the Brazilian affiliate.

For the month, the group reported a consolidated passenger load factor of 84.4%, 2.5 percentage points higher than the same period of 2023, mainly explained by an increase in the international load factor of 3.7 percentage points, reaching 88.0%.

Finally, in February the cargo capacity, measured in available tons - kilometers (ATK), reached 617 million, which represents an increase of 15.5% of capacity compared to the same period of the previous year.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	1

The following table summarizes the operating statistics for the month and the year to date figures as of February 2024 for the main LATAM business segments:

LATAM GROUP OPERATIONS	February			Year to Date
	2024	2023	% Change	2024	2023	% Change
LATAM GROUP PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,343	8,278	24.9%	21,660	17,697	22.4%
DOMESTIC SSC (1)	1,959	1,535	27.7%	4,048	3,217	25.9%
DOMESTIC BRAZIL (2)	2,977	2,668	11.6%	6,363	5,995	6.1%
INTERNATIONAL (3)	5,406	4,075	32.7%	11,249	8,485	32.6%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	12,256	10,105	21.3%	25,473	21,714	17.3%
DOMESTIC SSC (1)	2,342	1,840	27.3%	4,803	3,910	22.8%
DOMESTIC BRAZIL (2)	3,771	3,430	10.0%	7,903	7,552	4.6%
INTERNATIONAL (3)	6,142	4,835	27.0%	12,768	10,251	24.6%

PASSENGER LOAD FACTOR
SYSTEM	84.4%	81.9%	2.5pp	85.0%	81.5%	3.5pp
DOMESTIC SSC (1)	83.7%	83.4%	0.3pp	84.3%	82.3%	2.0pp
DOMESTIC BRAZIL (2)	79.0%	77.8%	1.2pp	80.5%	79.4%	1.1pp
INTERNATIONAL (3)	88.0%	84.3%	3.7pp	88.1%	82.8%	5.3pp

PASSENGER BOARDED (thousand)
SYSTEM	6,419	5,216	23.1%	13,508	11,200	20.6%
DOMESTIC SSC (1)	2,550	1,950	30.8%	5,319	4,081	30.3%
DOMESTIC BRAZIL (2)	2,628	2,337	12.4%	5,613	5,184	8.3%
INTERNATIONAL (3)	1,241	930	33.5%	2,576	1,935	33.1%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	332	282	17.6%	661	585	13.0%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	617	535	15.5%	1,276	1,128	13.1%

CARGO LOAD FACTOR
SYSTEM	53.8%	52.8%	1.0pp	51.8%	51.9%	-0.1pp

(1)	Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2)	Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3)	International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	2

ABOUT LATAM GROUP

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates’ aircraft, they have a fleet of 20 freighters. These cargo subsidiaries have access to the group’s passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

More financial information at www.latamairlinesgroup.net

www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	3